Exhibit 23.6

Consent of Independent Auditor

We consent to the inclusion in the Registration Statement on Form S-1 of Foundation Building Materials, Inc. of our report dated November 2, 2016, relating to the audit of the combined abbreviated financial statements of Millard Drywall Services, Inc., Lincoln Drywall Services, Inc., Wagner Interior Supply of Manhattan, Inc., Wagner Distribution of Kansas City, Inc., Wagner Distribution of Springfield, Inc., Wagner Distribution of Wichita, Inc., and Wagner Distribution of Denver, Inc. (collectively, the Company), which comprise the combined abbreviated statement of revenue and direct expenses for the period January 1, 2014 through May 30, 2014, and the related notes to the combined abbreviated financial statement, which report expresses an unqualified opinion and is included as part of this Registration Statement.

/s/ RSM US LLP

Omaha, Nebraska

January 27, 2017